Exhibit 99.1
Regulatory release

Three and nine month periods ended September 30, 2023
Unaudited Condensed Interim Financial Report
On November 2, 2023, Shell plc released the Unaudited Condensed Interim Financial Report for the three and nine month periods ended September 30, 2023, of Shell plc and its subsidiaries (collectively, “Shell”).

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